UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AUDIENCE, INC.

(Name of Subject Company)

ORANGE SUBSIDIARY, INC.

(Offeror)

KNOWLES CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities)

Jeffrey S. Niew

President & Chief Executive Officer

Knowles Corporation

1151 Maplewood Drive

Itasca, Illinois 60143

(630) 250-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas G. Jackson, Esq. Senior Vice President, General Counsel & Secretary Knowles Corporation 1151 Maplewood Drive Itasca, Illinois 60143 (630) 250-5100	Paul L. Choi, Esq. Jennifer F. Fitchen, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$138,054,637.74	$16,041.95
(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $4.74, the average of the high and low per share prices of Audience, Inc. common stock as reported on the NASDAQ Global Select Market on May 12, 2015, and (ii) 29,125,451, the number of shares of Audience, Inc. common stock estimated to be outstanding at the time the offer and the merger are completed plus the aggregate number of shares of Audience, Inc. common stock issuable upon exercise and conversion of all outstanding stock options and restricted stock units as of such date.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act of 1934 equals 0.0001162 multiplied by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,581.01	Filing Party: Knowles Corporation
Form or Registration No.: Form S-4	Date Filed: May 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Knowles Corporation, a Delaware corporation (“Knowles”), and Orange Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Knowles (“Purchaser”), with the Securities and Exchange Commission (the “SEC”) on May 19, 2015, as amended by Amendment No. 1 filed with the SEC on May 22, 2015, Amendment No. 2 filed with the SEC on June 11, 2015, Amendment No. 3 filed with the SEC on June 17, 2015 and Amendment No. 4 filed with the SEC on June 29, 2015. The Schedule TO relates to the offer (the “offer”) by Purchaser to exchange for each issued and outstanding share of common stock of Audience, Inc., a Delaware corporation (“Audience”), for the offer consideration described in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO and the related exhibits incorporated therein by reference.

The offer was made pursuant to an Agreement and Plan of Merger, dated as of April 29, 2015, as it may be amended from time to time (the “Merger Agreement”), by and among Knowles, Purchaser and Audience, which contemplates the offer and the subsequent merger of Purchaser with and into Audience (the “merger”) with Audience surviving as a wholly owned subsidiary of Knowles. As a result of the merger, each then-outstanding share of Audience common stock held by persons other than Knowles or Purchaser and their subsidiaries, and stockholders of Audience who have properly preserved their appraisal rights, if any, under applicable law, will be converted into the right to receive the merger consideration described in the Prospectus/Offer to Exchange. On May 19, 2015, Knowles filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) relating to the shares of Knowles common stock to be issued to Audience stockholders and holders of options, restricted stock units and other rights to purchase shares of common stock of Audience in the offer and the merger. The terms and conditions of the offer and the merger are described in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the offer hereafter filed with the SEC by Knowles or Purchaser, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Merger Agreement, a copy of which is filed as Exhibit (d)(1) hereto, is incorporated into the Schedule TO by reference.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the text set forth below in Item 4.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On July 1, 2015, Knowles announced that the offer expired as scheduled at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on June 30, 2015. Based on preliminary information from the exchange agent for the offer, 21,349,817 shares, representing over 89.1 percent of the outstanding shares of common stock of Audience as of the close of business on June 30, 2015, were validly tendered and not validly withdrawn prior to the expiration of the offer, including 1,534,095 of such shares that were tendered pursuant to the offer’s guaranteed delivery procedure.

The number of Audience shares validly tendered and not validly withdrawn pursuant to the offer satisfied the minimum condition (as defined in the Prospectus/Offer to Exchange). All conditions to the offer having been satisfied or waived, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Audience shares validly tendered into and not validly withdrawn from the offer.

Following the expiration of the offer, Knowles caused the completion of the merger of Purchaser with and into Audience, as a result of which Audience became a wholly owned subsidiary of Knowles. As a result of the merger, each share of Audience common stock outstanding immediately prior to the effective time of the merger held by persons other than Knowles, Purchaser or their respective subsidiaries, and stockholders of Audience who have properly preserved their appraisal rights, if any, under applicable law, was converted into the right to receive $2.51 per share in cash, without interest, and 0.13207 shares of Knowles common stock.

Item 11. Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the text set forth above in Item 4.

Item 12. Exhibits.

The Exhibit Index incorporated by reference in Item 12 of the Schedule TO is hereby amended by the addition of Exhibit (a)(5)(F) as set forth below:

(a)(5)(F) Press release issued by Knowles, dated July 1, 2015, relating to the closing of the offer

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2015

ORANGE SUBSIDIARY, INC.

By:	/s/ Paul Dickinson
	Name:	Paul Dickinson
	Title:	President

KNOWLES CORPORATION

By:	/s/ Jeffrey S. Niew
	Name:	Jeffrey S. Niew
	Title:	President & Chief Executive Officer